Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628	Allen & Overy LLP 52, Avenue Hoche CS 90005 75379 Paris Cedex 08 France Tel +33 (0)1 40 06 54 00 Fax +33 (0)1 40 06 54 54

Our ref	0033661-0000320 PA:10828173.2

June 17, 2013

By EDGAR Transmission and Hand Delivery

Re:                             National Bank of Greece S.A.

Schedule TO

Filed May 31, 2013

File No. 005-50680

Dear Mr. Duchovny,

We are submitting this response letter on behalf of our client, National Bank of Greece S.A. (the Bank), in response to the written comments of the Staff of the Office of Mergers and Acquisitions (the Staff) of the Securities and Exchange Commission (the Commission), dated June 10, 2013 (the Comment Letter) provided to us in connection with the above-referenced Schedule TO-I filed by the Bank on May 31, 2013 (the Schedule TO) relating to the tender offer (the Offer) being made by the Bank pursuant to the Offer to Purchase, dated May 31, 2013, attached as Exhibit 99.(a)(1)(A) to the Schedule TO (the Offer to Purchase) and the accompanying Letter of Transmittal, attached as Exhibit 99.(a)(1)(B) to the Schedule TO (the Letter of Transmittal).  The responses in this response letter are based on information provided to us by the Bank.

Concurrently with the submission of this response letter, the Bank is filing through the Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), Amendment No. 1 to the Schedule TO (the Amendment), which includes the First Supplement to the Offer to Purchase (the First Supplement) attached as Exhibit 99.(a)(1)(F) to the Schedule TO to reflect certain changes to the Offer to Purchase and will deliver to ADS holders the First Supplement.  A hard copy of this response letter, the Amendment and the First Supplement will be hand delivered to you.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Bank’s responses thereto.  Capitalized terms used in this letter but not defined herein are as defined in the Offer to Purchase.

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Schedule TO

1.                                      Please provide us your legal analysis relating to the applicability of Rule 13e-3 to your tender offer.

We respectfully submit that for the reasons set forth below the Bank has concluded that Rule 13e-3 is not applicable to the Offer.

Rule 13e-3 applies to any transaction or a series of transactions by an issuer or its affiliates, including a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer,” that has either a reasonable likelihood or a purpose of producing either of the following effects:

(i)                                     causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be eligible for termination of registration or causing the reporting requirements with respect to such class to become eligible for termination or suspension; or

(ii)                                  causing any class of securities of the issuer that is either listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

First, the Offer is not reasonably likely to and is not intended to cause any of the effects listed in Rule 13e-3(a)(3)(ii)(A) because the American Depositary Shares (the ADSs), each representing one Non-Cumulative preference share issued by the Bank are not subject to Section 12(g) and 15(d) of the Exchange Act. The ADSs are listed on the New York Stock Exchange (NYSE) and registered under Section 12(b) of the Exchange Act and, consequently, such series of securities is not subject to Section 15(d) or Section 12(g) of the Exchange Act.

Second, the Offer is not reasonably likely to and is not intended to cause the ADSs which are listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither so listed nor so authorized (Rule 13e-3(a)(3)(ii)(B)).  The ADSs are currently listed for trading on the NYSE. Section 8 of the NYSE Company Manual states that the NYSE will initiate suspension and delisting procedures with respect to preferred stock if (i) the aggregate market value of publicly-held shares is less than $2,000,000 or (ii) the number of publicly-held shares is less than 100,000. Pursuant to the terms of the Offer, the maximum number of ADSs that will be accepted in the Offer is 22,500,000 ADSs.  Therefore, at least 2,500,000 ADSs will remain outstanding after the Offer. Consequently, the Bank does not believe that there is a reasonable likelihood that the aggregate market value or number of publicly-held shares of the ADSs will decrease below the NYSE delisting thresholds following the completion of the Offer. In addition, the Bank confirms that it does not currently intend to terminate the listing of the ADSs currently listed on the NYSE.

Based on the foregoing, the Bank has concluded that the Offer will not reasonably likely produce a “going private” effect for purposes of Rule 13e-3.

2.                                  Please revise your disclosure responsive to Items 3 and 6 to include this disclosure in the offering document as delivered to security holders.

In response to the Staff’s comment, the Bank has revised the disclosure, under the heading “Certain Information Concerning the Bank”, and will deliver the First Supplement with this revised disclosure to security holders.

Offer to Purchase

Offer and Distribution Restrictions, page 1

3.                                      You state that the offer is not being made to holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance. Similar language appears on page ii and elsewhere in your offer documents.

As indicated in the Amendment and the First Supplement, the Bank has revised the statement to be consistent with Rule 13e-4(f)(8)(i) and Rule 13e-4(f)(9)(2). The Bank confirms that notwithstanding the restrictions set out in the Offer to Purchase and any related Offer materials with respect to the dissemination of such materials in certain jurisdictions where this dissemination is prohibited or restricted by applicable law, the Bank intends to accept validly tendered ADSs tendered by holders in those jurisdictions. In accordance with the guidance set out in Section II.G.1 of SEC Release No. 34-58597, we understand that this is consistent with U.S. securities rules, which do not require dissemination of offer materials outside the United States although they do require all security holders to be able to tender their securities.

Special Note Regarding Forward-Looking Statements, page 3

4.                                      You state in this section that the discussion therein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

The Bank hereby confirms that it will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the Offer including in the First Supplement.

5.                                      We note your statement in the last paragraph that you undertake no obligation to update or revise the forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure accordingly.

As indicated in the Amendment and the First Supplement, the Bank has removed the language indicating that it undertakes no obligation to update or revise the forward looking statements in the Offer to Purchase.

Acceptance for Payment and Payment for ADSs, page 12

6.                                      Please revise the language that states that you will return tendered but unaccepted securities “as promptly as practicable” to state that you will make such returns “promptly” as required by Rule 13e-4(f)(5).

As indicated in the Amendment and the First Supplement, the Bank has revised the disclosure accordingly to clarify that it will make such returns promptly, as required by Rule 13e-4(f)(5).

Withdrawal Rights, page 18

7.                                      Please revise this section to describe the withdrawal rights required by Rule 13e-4(f)(2)(ii) instead of referring to withdrawal rights “otherwise required by law.”

As indicated in the Amendment and the First Supplement, the Bank has amended the disclosure accordingly to clarify that the withdrawal rights are as required by Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 19

8.                                      Refer to the fifth full paragraph on page 20. We note the disclosure that you may assert a condition “regardless of the circumstances, including any action or inaction by [the company].” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the referenced language to exclude your reference to actions or inactions by the company.

As indicated in the Amendment and the First Supplement, the Bank has removed the language “(including any action or inaction by us)” from the fifth full paragraph on page 20 of the Offer to Purchase.

Interests in the Bank’s Preference Shares and ADSs, page 31

9.                                      Please revise this section to provide the information required by Item 1008(a) of Regulation M-A.

As indicated in the Amendment and the First Supplement, the Bank has added the following language to the disclosure, as a second paragraph in the section entitled “Interests in the Bank’s Preference Shares and ADSs”:

“Based on our records and on information provided to us by our executive officers, directors, affiliates and majority-owned subsidiaries, none of the persons named in Item 3. of the Schedule TO, nor any of the Bank’s associates or majority owned subsidiaries of those persons or associates, owned any of the Preference Shares or ADSs as of May 31, 2013.”

*                  *                  *

Further to the Staff’s request, in connection with the Comment Letter and the Bank’s responses thereto, the Bank acknowledges that:

•                  The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the above, please contact me at +33 1 4006 5365.  Thank you for your assistance.

Yours sincerely,

/s/ Diana Billik

Diana Billik

Copy	Petros Christodoulou, National Bank of Greece S.A.
Leonidas Fragkiadakis, National Bank of Greece S.A.